
Norske Skog

Skogn, 2003-03-25

United States Securities and Exchange Commission
Washington DC 20549

USA


03022034


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2003
WASH, D.C. SECTION

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange, March 25, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

SUPPL

Enclosure: Messages sent to Oslo Stock Exchange March 25, 2003

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

dw 6/2

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

S&P Revises Outlook on Norske Skog

Standard & Poor's Ratings Services today affirmed its long-term 'BBB' ratings on Norske Skog, but revised its outlook on Norske Skog's long-term ratings to 'negative' from 'stable'. At the same time, the short-term corporate credit rating was lowered to 'A-3' from 'A-2'. All ratings were removed from CreditWatch, where they had been placed on February 5, 2003, with negative implications.

The revision to negative outlook does not impact the interest rates of Norske Skog's existing long-term debt or credit facilities.

Oxenøen, March 25, 2003

NORSKE SKOG

Contacts:
Jarle Langfjæran (+47 67 59 93 38) or (+47 909 78 434)
Rune Gjessing (+47 67 59 90 73) or (+47 901 52 614)